WELLS FARGO

CLEARING SERVICES, LLC

Consolidated Statement of Financial Condition

Wells Fargo Clearing Services, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2017

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2017

(With Report from Independent Registered Public Accounting Firm Thereon)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Clearing Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of informatin contained in this form are not required to repond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2017, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None



RACHEL J. DICKMANN
My Commission Expires
December 22, 2018
Jefferson County
Commission #14127427



Name: Kathy Barney
Title: Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Manager
Wells Fargo Clearing Services, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Clearing Services, LLC and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 27, 2018

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,061,769
Cash and securities segregated under federal and other regulations		1,335,546
Securities purchased under agreements to resell		2,471,237
Receivable from brokers, dealers and clearing organizations		1,261,886
Receivable from customers, net		8,510,490
Loans and notes receivable from financial advisors, net		2,669,243
Securities owned, at fair value		1,578,996
Property, equipment and leasehold improvements, net		347,225
Goodwill and intangible asset, net		1,259,242
Receivable from affiliates		101,239
Other assets		471,685
Total assets	$	21,068,558

Liabilities and Member's Equity

Borrowings	$	861,579
Securities sold under agreements to repurchase		267,044
Payable to brokers, dealers and clearing organizations		2,274,004
Payable to customers		4,473,025
Securities sold, not yet purchased, at fair value		101,098
Payable to affiliates		246,991
Accrued compensation and benefits		489,842
Deferred compensation plan liabilities		1,393,156
Accrued expenses and other liabilities		263,426
Total liabilities		10,370,165
Member's equity		10,698,393
Total liabilities and member's equity	$	21,068,558

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Clearing Services, LLC (WFCS) and subsidiaries (collectively referred to as "the Company"), are wholly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET).

WFCS is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). WFCS is also a member of the National Futures Association (NFA) and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company's primary business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. The Company self-clears substantially all customer security transactions except its commodities transactions which are cleared through ADM Investor Services, Inc. on a fully-disclosed basis. The Consolidated Statement of Financial Condition includes the accounts of the Company. All intercompany balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

The Company's Consolidated Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading securities held to accommodate expected customer order flow are recorded on the trade date, as if they had settled. Customer securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in receivables from and payables to brokers, dealers and clearing organizations in the accompanying Consolidated Statement of Financial Condition at the amount of cash collateral

advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $2,520,925 as of December 31, 2017, consisting of U.S. government agency mortgage backed securities. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has segregated $273,245 of the collateral associated with its repurchase agreements.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, securities under agreements to resell, receivable from affiliates, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) (see Note 3) are recorded at fair value, which is determined by using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. For internal-use software, the

(Dollars in thousands)

Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over the expected life of the asset, generally three to five years. The Company periodically reviews the estimated useful lives of its property, equipment and leasehold improvements.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If based on that review, it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. At December 31, 2017, WFCS had one reporting unit.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amounts are not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

WFCS is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, which are Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). On July 1, 2017, WFIG merged with and into Everen. On December 18, 2017, Everen was contributed to WFC Holdings, LLC (WFCH). Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Consolidated Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in the year ended December 31, 2017 and there was no accrued interest at December 31, 2017. At December 31, 2017, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(Dollars in thousands)

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables, dividends payables, legal reserves and lease obligations.

Accounting guidance not yet adopted

Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers (Topic 606) and subsequent related updates modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. This new guidance also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

The Company will adopt this new guidance on January 1, 2018 using the modified retrospective method. The Company has performed an assessment and concluded that the implementation of this guidance will not have a material impact on the measurement or recognition of revenue of prior periods. Accounting policies and procedures will not change materially since the principals of revenue recognition from the guidance are largely consistent with existing guidance and current practices applied by the Company. In 2018, the Company will adopt the additional required qualitative and quantitative disclosures required by this guidance to describe the disaggregation of revenues and performance obligations.

ASU 2016-13 Measurement of Credit Losses on Financial Instruments (Topic 326) changes the accounting for credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

The guidance is effective in first quarter 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, the Company does not expect to elect that option. The Company is still evaluating the impact of this new guidance on its Consolidated Statement of Financial Condition.

ASU 2016-02 Leases (Topic 842) requires lessees to recognize leases on the Consolidated Statement of Financial Condition with lease liabilities and corresponding right-of-use assets based on the present value of lease payments.

(Dollars in thousands)

The Company expects to adopt the guidance in first quarter 2019 using the modified retrospective method and practical expedients for transition. The practical expedients allow the Company to largely account for its existing leases consistent with current guidance except for the incremental Consolidated Statement of Financial Condition recognition for lessees. The Company is still evaluating the impact of its leasing contracts and activities. The Company is evaluating its existing disclosures and may provide additional information as a result of adoption of the new guidance.

(3) Cash and Securities Segregated Under Federal and Other Regulations

WFCS is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. WFCS performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, so as to enable broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). At December 31, 2017, WFCS segregated qualifying securities with a fair value of $821,522 and cash of $405,272 for the exclusive benefit of customers, of which $1,225,893 met the definition of segregated funds pursuant to the Customer Protection Rule. WFCS also segregated qualifying securities with a fair value of $104,552 and cash of $4,200 in a special reserve bank account for PAB, of which $108,590 met the definition of segregated funds pursuant to the Customer Protection Rule as of December 31, 2017.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2017, the fair value of this collateral was $11,694,687, of which $2,711,490 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Consolidated Statement of Financial Condition against the related collateralized asset or liability. The Company receives securities as collateral that are not recognized on the Consolidated Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, US GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

The following table shows the Company's securities financing agreements as of December 31, 2017:

Assets:

Resale and securities borrowing agreements

Gross amounts recognized	$	3,418,079
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (1)		3,418,079
Non-cash collateral received not recognized in Consolidated Statement of Financial Condition (2)		3,391,345
Net amount	$	26,734

Liabilities:

Repurchase and securities lending agreements

Gross amounts recognized	$	2,297,499
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (3)		2,297,499
Non-cash collateral pledged not recognized in Consolidated Statement of Financial Condition (4)		2,244,471
Net amount	$	53,028

(1) Includes $2,471,237 reported in securities purchased under agreements to resell and $946,842 reported in receivable from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.
(3) Includes $267,044 reported in securities sold under agreements to repurchase and $2,030,455 reported in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.
(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

(6) Repurchase and Securities Lending Arrangements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to repurchase and securities lending contracts and that collateral is properly returned through the clearing and settlement process.

(Dollars in thousands)

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2017:

	Total Gross Obligation
Repurchase agreements (1)	
U.S. agency obligations (2)	$ 267,044
Securities lending (1)	
U.S. government and agency obligations	$ 203,814
Corporate obligations	308,692
Equity securities	1,517,949
Total securities lending (3)	2,030,455
Total repurchases and securities lending	$ 2,297,499

(1) Repurchase and securities lending transactions are conducted under enforceable MRAs and MSLAs that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.
(2) Amount is reported in securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition.
(3) Amount is reported in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

(7) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists of the following at December 31, 2017:

Receivable from brokers, dealers and clearing organizations:	
Deposits paid for securities borrowed	$ 946,842
Securities failed to deliver	37,208
Receivable from clearing organizations	183,147
Receivable from broker-dealers	94,689
	$ 1,261,886
Payable to brokers, dealers and clearing organizations:	
Deposits received from securities loaned	$ 2,030,455
Securities failed to receive	80,652
Payable to clearing organizations	67,761
Payable to broker-dealers	95,136
	$ 2,274,004

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with the settlement of cash transactions and securities-based lending transactions. Receivable from customers consists primarily of margin and non-purpose loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted

WELLS FARGO CLEARING SERVICES, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

at Wells Fargo Bank, N.A. (WFBNA). Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $3,778 as of December 31, 2017.

(9) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2017, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned		Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$ 9,903	$	157
U.S. government and agency obligations	42,306		62,320
State and municipal government obligations	154,024		79
Corporate obligations	65,120		38,361
Equity securities	1,307,643		181
Total	$ 1,578,996	$	101,098

(10) Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Securities owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair

(Dollars in thousands)

value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

For the year ended December 31, 2017, there were no transfers of assets or liabilities between levels.

The balances of assets and liabilities measured at fair value by level as of December 31, 2017, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ 926,074	$ 926,074	$ —	$ —
Securities Owned:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 9,903	$ —	$ 9,903	$ —
U.S. government and agency obligations	42,306	15,663	26,643	—
State and municipal government obligations	154,024	—	154,024	—
Corporate obligations	65,120	—	65,120	—
Equity securities	1,307,643	1,303,722	3,921	—
Total securities owned	$ 1,578,996	$ 1,319,385	$ 259,611	$ —
Securities sold, not yet purchased:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 157	$ —	$ 157	$ —
U.S. government and agency obligations	62,320	59,632	2,688	—
State and municipal government obligations	79	—	79	—
Corporate obligations	38,361	—	38,361	—
Equity securities	181	—	181	—
Total securities sold, not yet purchased	$ 101,098	$ 59,632	$ 41,466	$ —

WELLS FARGO CLEARING SERVICES, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2017:

Property and leasehold improvements	$	483,750
Furniture and equipment		139,098
Capitalized software		43,874
Communications and computer equipment		5,172
		671,894
Accumulated depreciation and amortization		(324,669)
Total	$	347,225

(12) Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services.

The Company receives investment advisory services from Wells Fargo Investment Institute, Inc. and WFBNA.

The Company has agreements with WFC and its affiliates for general and administrative services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliates, FINET and WFSLLC. The Company collects revenues from customers on behalf of these affiliates from which it deducts its retail clearing service fees. At December 31, 2017, the Company owed $15,829 to FINET and $30 to WFSLLC which is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company funds margin and non-purpose loans of FINET's retail customers.

The Company entered into securities transactions with affiliates registered as broker-dealers. At December 31, 2017, the Company had securities failed to receive of $31,956 from WFSLLC which is included in payable to broker, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts. The

(Dollars in thousands)

Company rebates a portion of these fees to FINET and other non-affiliate correspondent broker-dealers.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Funds Management, LLC (WFFM) and Wells Fargo Asset Management Luxembourg S.A., in which it receives revenue for continuing due diligence, training, operations and system support and marketing. As of December 31, 2017, a receivable of $4,411 from WWFM related to these arrangements is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Company earns fees from WFFM and Wells Fargo Funds Distributor, LLC (WFFD) for providing support and services in connection with client assets under management. As of December 31, 2017, a receivable of $3,918 from WFFM and WFFD related to these fees is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Company earns certain front-end load commissions through an agreement with WFFD.

The Company has an agreement with WFFM in which it receives omnibus fee revenue from mutual fund companies in return for providing certain record keeping and other administrative services to those funds. As of December 31, 2017, a receivable of $762 from WFFM related to this agreement is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

WFCS has an agreement with FINET to pay mutual fund networking fees earned on FINET customer balances to FINET.

The Company sells certain aggregated mutual fund sales data to third party and affiliated mutual fund companies.

A receivable of $12,111 from WFBNA related to settlement of money market overnight deposit balances is included in receivable from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Securities Lending Activities

The Company had $61,464 due from WFSLLC related to securities borrowed at December 31, 2017, which is included in receivable from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

At December 31, 2017, the Company also had $37,886 payable to WFSLLC related to securities loaned, which is included in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

(Dollars in thousands)

Securities Purchased/Sold Under Agreements to Resell/Repurchase

At December 31, 2017, the Company had $2,471,237 outstanding with WFCH under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Consolidated Statement of Financial Condition.

At December 31, 2017, the Company has $204,482 payable to FINET under repurchase agreements, which is included in securities sold under agreements to repurchase in the Consolidated Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2017, the Company had a payable to WFBNA totaling $208,783, which is included in payable to affiliates in the Consolidated Statement of Financial Condition. At December 31, 2017, the Company had $92,148 outstanding from WFC and its affiliates not previously disclosed above, which is included in receivable from affiliates in the Consolidated Statement of Financial Condition. The Company also owed $38,208 to WFC and its affiliates for payroll, technology and other shared services, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Loans and Notes Receivable from Financial Advisors, Net

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed ten years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $57,900 as of December 31, 2017.

(14) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2017:

Goodwill	$	1,236,291
Intangible asset, net		22,951
	$	1,259,242

(Dollars in thousands)

At December 31, 2017, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $366,049, respectively. The Company amortizes the brokerage customer relationship intangible on an accelerated basis over a useful life of 10 years.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible asset were impaired. The intangible asset is estimated to be fully amortized at the end of 2018.

(15) Financing

The Company had available $1,500,000 in an uncommitted unsecured line of credit with WFCH. At December 31, 2017, the Company had a balance of $861,437 on this line of credit included in borrowings on the Consolidated Statement of Financial Condition. This note is a long-term line of credit with a termination date of July 1, 2020. The interest rate on this loan is based on three-month LIBOR rate plus 48.6 basis points.

In addition, the Company had available $2,000,000 in an uncommitted unsecured line of credit with WFCH. At December 31, 2017, the Company did not have a balance outstanding on this line of credit. This note is a long-term line of credit with a termination date of December 21, 2020. The interest rate on this loan is based on three-month LIBOR rate plus 45 basis points.

Borrowings also include $142 in outstanding bank drafts as of December 31, 2017.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA. The entire line of credit with WFBNA is collateralized by securities owned by customers of the Company. At December 31, 2017, the Company did not have a balance outstanding on this line of credit.

(16) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested.

The 401(k) Plan includes a discretionary profit sharing contributions feature which allows WFC to make a contribution to eligible employees' 401(k) Plan accounts. Profit sharing contributions are vested after three years of service.

(Dollars in thousands)

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $1,303,722 at December 31, 2017, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(17) Subordinated Borrowings

The Company has a $550,000 subordinated revolving line of credit with WFCH which can have advances made until December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. At December 31, 2017, the Company did not have a balance outstanding on this line of credit.

Borrowings under these subordinated lines are allowable in computing net capital under the Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(18) Dividends

For the year ended December 31, 2017, the Company contributed certain Latin American subsidiaries to WSFH on July 1, 2017 in the amount of $6,197. WSFH subsequently contributed the aforementioned to Everen on July 1, 2017. The Company did not declare or pay any other dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(19) Net Capital

WFCS is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. WFCS elected to use the alternative method, permitted by the Net Capital Rule, which requires that WFCS maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, which was $84,905 at December 31, 2017. WFCS is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $1,500.

At December 31, 2017, WFCS had net capital of $5,579,652 which was $5,494,747 in excess of its required minimum net capital. At December 31, 2017, WFCS' net capital balance was 131.43% of aggregate debit balances.

(20) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(21) Guarantees, Commitments and Contingent Liabilities

Underwriting Commitments

In the normal course of business, the Company enters into debt and equity underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2017.

Lease Commitments

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through the year 2030. Minimum future rental payments

(Dollars in thousands)

required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2017 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2018	$147,231	$232
2019	133,351	181
2020	114,637	184
2021	92,261	129
2022	65,599	—
Thereafter	128,808	—

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership

(Dollars in thousands)

agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2017, related to these indemnification clauses.

(22) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through February 27, 2018, the date the Company issued its Consolidated Statement of Financial Condition.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"), which requires WFC to submit to the FRB within 60 days of the date of the consent order plans to further enhance the WFC Board of Director's governance oversight and WFC's compliance and operational risk management. The consent order also requires third-party reviews related to the adoption and implementation of such plans by September 30, 2018. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis, which allows for management of temporary fluctuations. Once the asset cap limitation is removed, a second third-party review must be conducted to assess the efficacy and sustainability of the improvements.

During this period, there have been no other material subsequent events that would require recognition or disclosure in the Consolidated Statement of Financial Condition.